Exhibit 99.1

Media Release

Release: Immediate
Date: January 7, 2016
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Resources Sets New Gold Production Record of 75,748 Ounces in 2015 and Provides Outlook for 2016

Highlights:
•	Record annual gold production of 75,748 ounces during 2015, a 20% increase from 2014;
•	Record safety and environment performances;
•	Strong cash and bullion (1) position of $39.8 million at year-end; and
•	2016 gold production guidance of 65,000 to 72,000 ounces.
Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") today reported that during 2015 its 100 percent owned Seabee Gold Operation exceeded revised guidance and achieved record annual gold production of 75,748 ounces. The record performance in 2015 was a result of a 20% improvement in grade (8.82 grams of gold per tonne) along with strong mill recoveries of 96.3% on 277,368 tonnes milled. In addition, 2015 gold sales improved 16% to 72,699 ounces (2014 – 62,772 ounces).
During the fourth quarter, the Company milled 65,950 tonnes at a grade of 8.99 grams of gold per tonne for total gold production of 18,340 ounces. The strong fourth quarter performance was a 49% increase from the comparable period in 2014. The significant improvement was a result of 37% higher grade ore and a 9% increase in tonnes milled. During the fourth quarter, gold sales were 18,311 ounces, up 10% over the same period in 2014.
At year-end, the Company had increased its cash and bullion (1) position by approximately $28.6 million to $39.8 million. The increase in cash and bullion year over year was a result of strong operating performance and improved Canadian dollar gold prices realized. In addition, cash and bullion was positively impacted during the quarter when the Company recovered its $2.8 million reclamation deposit by purchasing a surety bond to satisfy its decommissioning obligations.
"During 2015, our focus remained on production growth, cost containment and free cash flow margin with our operations team exceeding production and cost guidance for the second consecutive year," stated Brian Skanderbeg, President and CEO. "More importantly, we achieved this record production while delivering the best safety and environmental performance in our history."
"With record gold production, improved unit costs and successful advancement of the high grade Santoy Gap deposit ahead of schedule, we generated strong free cash flow and ended the year with a very strong cash and bullion position of $39.8 million, a $28.6 million increase from year-end 2014. With our strengthened financial position, we will invest more in exploration at the Seabee Gold Operation and continue to evaluate and advance internal and external growth opportunities. The 2016 drilling program consists of more than 65,000 metres from underground and 18,000 metres from surface and is expected to create long-term shareholder value by upgrading and expanding the Company's Mineral Resource and Mineral Reserves."

Production Highlights	Q4 2015	Q4 2014	Change	2015	2014	Change
Santoy Mine Complex
Tonnes milled	34,473	36,429	(5%)	168,834	124,434	36%
Head grade (grams per tonne)	8.66	5.51	57%	8.10	5.46	48%
Ounces produced	9,239	6,204	49%	42,399	20,962	102%
Seabee Gold Mine
Tonnes milled	31,477	24,122	30%	108,534	155,163	(30%)
Head grade (grams per tonne)	9.35	8.17	14%	9.94	8.81	13%
Ounces produced	9,101	6,080	50%	33,349	42,022	(21%)

Total tonnes milled	65,950	60,551	9%	277,368	279,597	(1%)
Average head grade (grams per tonne)	8.99	6.57	37%	8.82	7.32	20%
Recovery (%)	96.3	96.1	-	96.3	95.7	1%
Total gold produced (ounces)	18,340	12,284	49%	75,748	62,984	20%
Total gold sold (ounces)	18,311	16,639	10%	72,699	62,772	16%
Outlook
At the Seabee Gold Operation in 2016, production is expected to be between 65,000 and 72,000 ounces of gold. The majority of tonnes and ounces in the 2016 business plan are expected to be sourced from the Santoy Gap deposit as it ramps up to an average of approximately 700 tonnes per day. The Company remains confident that it will continue to generate strong earnings as 2016 unit cash costs and all-in sustaining costs are expected to be consistent with 2015.

2016 Forecast (2)
Gold production	65,000 - 72,000
Total cash cost per ounce (3)	$700 - $775
Total cash cost per ounce (U.S.$) (3)	$530 - $585
All-in sustaining cost per ounce (3)	$1,125 - $1,245
All-in sustaining cost per ounce (U.S.$) (3)	$850 - $935

"Our focus in 2016 will be on operating execution and free cash flow, with added emphasis on increasing exploration efforts and evaluating growth opportunities," added Skanderbeg. "With a robust business plan that generates free cash flow at current gold prices, a strong financial position and an exciting exploration program we expect another year of solid performance in 2016."
Further operating and financial results, as well as the 2015 year end Mineral Resource and Mineral Reserve update for the Seabee Gold Operation, will be announced in late March 2016.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,100,000 ounces of gold from its 100 percent owned Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes:
(1)	Cash and bullion refers to cash on hand of $37.0 million and $2.8 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices) at December 31, 2015.
(2)	Forecasts are calculated using: midpoint of 2016 annual gold production forecast; consensus Canadian gold price of $1,505 per ounce; and, a foreign exchange rate assumption of $1.33 CDN$/U.S.$.
(3)
Denotes a non-IFRS measure. For an explanation of this and other non-IFRS measures, refer to the "Non-IFRS Financial Measures and Reconciliations" in the Company's most recently filed MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information please contact:

Brian Skanderbeg, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com